UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2008
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☑ Form 20-F    ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐ Yes    ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

METAL STORM LIMITED ACN 064 270 006
Metal Storm sets weapons commercialisation path with ST Kinetics
Brisbane, Australia — 22 Feb, 2008 — Defence technology company Metal Storm Limited (ASX trading code: MST and NASDAQ ticker symbol: MTSX) ) has entered into a Collaboration Agreement with Singapore Technologies Kinetics (ST Kinetics) to take its 3GL three-shot grenade launcher and 40mm ammunition to manufacture.
Metal Storm CEO Dr. Lee Finniear said the Agreement is a critical next step in the company’s progress and provides a clear path to the commercial production of Metal Storm weapons, with the goal of producing military-standard trial products within ten months.
“This Agreement delivers appropriately-qualified munitions and 3GL weapons for soldiers to trial and goes on to take Metal Storm weapons to full-scale production,” Dr. Finniear said.
“This is a clear indication that we have developed our technology to the stage where we can partner with a major defence company to collaboratively deliver final production weapons.”
Under the terms of the Agreement, Metal Storm and ST Kinetics have agreed to “collaborate in the design, development, testing, qualification, manufacture of prototypes and demonstration weapons and munitions as well as the commercial production and marketing of munitions and selected Metal Storm ballistic weapons that only use those munitions.”
ST Kinetics will contribute funds toward completing the demonstration and trial 3GL weapons and munitions.
Dr. Finniear said the deal would deliver munitions that are compatible with all of Metal Storm’s 40mm weapons, not just the 3GL, and would allow it to expand its operationally-ready munitions to additional types.
The Agreement provides for design enhancement, integration testing and qualification stages totaling ten months, a demonstration and user trial stage, and a production stage. It also provides for a joint marketing plan broken down by regions and further collaboration options, including potentially with other products.
Singapore-based ST Kinetics is the land systems and specialty vehicles arm of Singapore Technologies Engineering Ltd (ST Engineering). It is one of Asia’s leading defence and specialty vehicles companies, with a strong portfolio of products and services for the defence, homeland security and commercial markets.
ST Kinetics is the world’s leading provider of 40mm solutions, empowering the user with a wide range of end-effects, including high and low velocity rounds, less-than-lethal rounds, insensitive and self-destruct munitions. ST Kinetics has a global focus on 40mm solutions and is also recognised as one of the first in the world to demonstrate a ready and working 40mm air bursting munitions system.
Dr Finniear said that STK had strong production and manufacturing facilities as well as international marketing, sales and distribution capabilities. “This Agreement builds on the established and very good working relationship that already exists between our companies,” Dr Finniear said.
ST Kinetics President Sew Chee Jhuen said the Agreement expanded on the very good work already undertaken between the two companies.
“This Agreement complements ST Kinetics objective of maintaining our position as the international market leader in 40mm munitions,” Mr Sew said.
“Metal Storm’s systems fit with ST Kinetics’ approach of being at the forefront of new and innovative technologies that can provide a capability advantage, enhancing the soldier’s effectiveness.”
Mr Sew said that in addition to development and manufacture, ST Kinetics plans to also market, distribute and support the Metal Storm weapons and munitions.

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About ST Kinetics
ST Kinetics is the land systems arm of Singapore Technologies Engineering. It provides integrated systems, specialty vehicles and their related services for defence, government and commercial applications. This includes design and development, systems integration, production, operations & support and life cycle management. Through its subsidiary, Advanced Material Engineering Pte Ltd, ST Kinetics also designs and manufactures a comprehensive suite of 40 mm munition solutions, conventional and smart munitions, advanced protective materials as well as guided system components. It also provides consultancy, design and engineering services for homeland security solutions.
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: February 22, 2008	By:	/s/ Peter Wetzig

	Name:	Peter Wetzig
	Title:	Company Secretary